[HCB BANCSHARES, INC. LETTERHEAD]

                      SUPPLEMENT NO. 1 DATED MARCH 13, 2002
                                       TO
                    OFFER TO PURCHASE DATED JANUARY 31, 2002,
             AS AMENDED BY AMENDMENTS NO. 1 AND NO. 2 FILED WITH THE
                      SECURITIES AND EXCHANGE COMMISSION ON
              FEBRUARY 19, 2002 AND FEBRUARY 25, 2002, RESPECTIVELY

--------------------------------------------------------------------------------

         The Offer to Purchase, pro ration period and withdrawal rights expire at 5:00 p.m., New York City Time, on April 5, 2002, unless the Offer to Purchase is extended

--------------------------------------------------------------------------------

To the Holders of Shares of Common Stock of HCB Bancshares, Inc.:

     This Supplement No. 1 amends and supplements the Offer to Purchase of HCB Bancshares, Inc. ("HCB Bancshares") to purchase up to 377,866 shares of its common stock, par value $0.01 per share (the "Shares"), at a price not greater than $14.75 nor less than $12.75 per Share, as amended by Amendment No. 1 filed with the Securities and Exchange Commission ("SEC") on February 9, 2002 and Amendment No. 2 filed with the SEC on February 25, 2002 (the "Offer to Purchase"). Pursuant to this Supplement No. 1 we are

     (1) extending the expiration date of the Offer to Purchase from 5:00 p.m. New York City time on March 29, 2002 to 5:00 p.m. New York City time on April 5, 2002 and

     (2) providing information regarding a recent business development that changes the pro forma financial information in the Offer to Purchase.

     Except to the extent expressly set forth, this Supplement No. 1 does not alter the terms and conditions previously set forth in the Offer to Purchase and should be read in conjunction with the Offer to Purchase and the related Letter of Transmittal. Terms used but not defined herein have the meaning set forth in the Offer to Purchase.

     Questions or requests for assistance or for additional copies of this Supplement No. 1, the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent/Dealer Manager at the address and telephone number set forth below, and such copies will be furnished promptly at HCB Bancshares' expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning this offer.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF HCB BANCSHARES AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN, IN THE OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, THE RECOMMENDATION AND THE OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HCB BANCSHARES.

     SHAREHOLDERS ARE URGED TO READ THE OFFER TO PURCHASE, THIS SUPPLEMENT NO. 1 AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR SHARES.

     1. Extension of Expiration Date.

     We are extending the expiration date of the Offer from 5:00 p.m. New York City time on March 29, 2002 to 5:00 p.m. New York City time on April 5, 2002. The new expiration date of 5:00 p.m. New York City time on April 5, 2002 replaces each reference in the Offer to Purchase to an expiration date of 5:00 p.m. New York City time on March 1, 2002, which subsequently was extended to March 29, 2002.

     If the offer is further extended, we will make a public announcement of the extension no later than 9:00 a.m. New York City time, on the next business day following the previously scheduled expiration of the offer period.

     2. Recent Development

     HEARTLAND Community Bank (the "Bank"), a wholly owned subsidiary of HCB Bancshares, has entered into a Branch Purchase and Assumption Agreement with Simmons First Bank of South Arkansas ("Buyer"), dated March 7, 2002 (the "Agreement"), pursuant to which the Bank will sell its Monticello, Arkansas branch office to Buyer (the "Branch Sale"). Under the terms of the Agreement, Buyer will assume approximately $12.8 million in deposits and purchase approximately $9.2 million in loans, and the Bank will receive a premium currently estimated to be $899,000. The Branch Sale is anticipated to close in the quarter ending September 30, 2002.

     The Bank is selling its Monticello branch because its growth has not met expectations since the time it was purchased in May 1996. As a result, the Monticello branch has not provided the contribution to earnings that was anticipated. The Branch Sale better positions the Bank to focus on its core market and other operating divisions, thereby providing a better growth opportunity for future income. To achieve this growth, the Bank may consider opening new branches or acquiring existing branch offices within its core market.

     The Branch Sale is expected to decrease total assets by approximately $12.4 million, decrease deposits by approximately $12.8 million and increase stockholders' equity by approximately $471,000. The Branch Sale is expected to result in a modest decrease in HCB Bancshares' operating net income on an ongoing basis. However, during the quarter in which the Branch Sale is consummated, the Bank will record a one-time gain on branch sale currently estimated to be $899,000, which will be offset in part by the associated tax charge of approximately $265,000 and the write-off of intangible goodwill associated with the Monticello branch of approximately $163,000 based on December 31, 2001 financial information.

     The following Summary Unaudited Historical Consolidated Financial Data and Summary Unaudited Pro Forma Consolidated Financial Data replace the Summary Unaudited Historical Consolidated Financial Data and Summary Unaudited Pro Forma Consolidated Financial Data appearing on pages 17 and 18 of the Offer to Purchase.

          Summary Unaudited Historical Consolidated Financial Data and
             Summary Unaudited Pro Forma Consolidated Financial Data

     The following summary unaudited historical consolidated financial data has been derived from the consolidated financial statements of HCB Bancshares. The data should be read in conjunction with the consolidated financial statements and notes thereto included in HCB Bancshares' Quarterly Report on Form 10-Q for the quarter ended December 31, 2001. Copies of this report may be obtained as described in Section 18 of this offer. The income statement data for the six months ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2001 have been derived from the unaudited condensed consolidated financial statements of HCB Bancshares which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations for such periods. Operating results for the six months ended December 31, 2001 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 2002.

Balance Sheet Data:

                                                                                          Pro Forma as of
                                                                                    December 31, 2001 Assuming
                                                                                    Branch Sale and Repurchase of
                                                                       Pro Forma    -----------------------------
                                                                       Including     377,866           377,866
                                                     Historical       Branch Sale   Shares at         Shares at
                                                        As of            as of       $12.75            $14.75
                                                      12/31/01         12/31/01     per Share         per Share
                                                      --------         --------     ---------         ---------
                                                              (In thousands except per share data)
                  ASSETS

Cash and cash equivalents                          $    17,079       $    15,896   $    11,078     $    10,322
Investment securities                                  116,547           116,547       116,547         116,547
Loans receivable, net                                  133,078           123,911       123,911         123,911
Other assets                                            17,568            15,540        15,540          15,540
                                                   -----------       -----------   -----------     -----------
     Total assets                                  $   284,272       $   271,894   $   267,076     $   266,320
                                                   ===========       ===========   ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits                                           $   165,248       $   152,399   $   152,399     $   152,399
Federal Home Loan Bank advances                         86,381            86,381        86,381          86,381
Other liabilities                                        2,151             2,151         2,151           2,151
                                                   -----------       -----------   -----------     -----------
    Total liabilities                                  253,780           240,931       240,931         240,931
                                                   -----------       -----------   -----------     -----------

Stockholders equity:
Common stock, $.01 par value, 10,000,000 shares
   authorized, 2,645,000 shares issued, 1,779,329
   shares outstanding at December 31, 2001                  26                26            26              26
Additional paid-in capital                              25,894            25,894        25,894          25,894
Unearned ESOP shares                                      (952)             (952)         (952)           (952)
Unearned MRP shares                                       (135)             (135)         (135)           (135)
Accumulated other comprehensive income                      73                73            73              73
Retained earnings                                       14,562            15,033        15,033          15,033
Treasury stock, at cost 865,671 shares
   at December 31, 2001                                 (8,976)           (8,976)      (13,794)        (14,550)
                                                   -----------       -----------   -----------     -----------
     Total stockholders' equity                         30,492            30,963        26,145          25,389
                                                   -----------       -----------   -----------     -----------

      Total liabilities and stockholders equity    $   284,272       $   271,894   $   267,076     $   266,320
                                                   ===========       ===========   ===========     ===========

Shares outstanding                                   1,889,329         1,889,329     1,511,463       1,511,463


Income Statement Data:

                                                                                                       Pro Forma for the
                                                                                                        Six Months Ended
                                                                                                         December 31,
                                                                       Pro Forma Assuming             Assuming Branch Sale
                                             Historical for the        Branch Sale for the              and Repurchase of
                                            Six Months Ended           Six Months Ended         -------------------------------
                                              December 31,               December 31,           377,866 Shares   377,866 Shares
                                       ------------------------   ----------------------------  at $12.75 per    at $14.75 per
                                           2001         2000        2001               2000          Share          Share
                                       -----------  -----------   -----------       ----------    -----------    ------------
                                                              (In thousands except share data)
Interest income                       $     9,210   $    10,230   $     8,831       $     9,851    $     8,783   $     8,775
Interest expense                            5,835         7,338         5,599             7,102          5,599         5,599
                                      -----------   -----------   -----------       -----------    -----------   -----------
    Net interest income                     3,375         2,892         3,232             2,749          3,184         3,176
Provision for loan and
   investment losses                          159           176           159               176            159           159
                                      -----------   -----------   -----------       -----------    -----------   -----------

    Net interest income after
      provision for loan and
      investment losses                     3,216         2,716         3,073             2,573          3,025         3,017

Noninterest income                            804           655           673               524            673           673
Noninterest expense                         3,514         3,436         3,273             3,195          3,273         3,273
                                      -----------   -----------   -----------       -----------    -----------   -----------

    Income (loss) before
      income taxes                            506           (65)          473               (98)           425           417
    Income tax benefit                        (33)         (241)          (45)             (253)           (62)          (65)
                                      -----------   -----------   -----------       -----------    -----------   -----------

    Operating net income                      539           176           518               155            487           482

Gain on branch sale                            --            --           899               899            899           899
Write-off intangible                           --            --           163               163            163           163
Income tax expense                             --            --           265               265            265           265
                                      -----------   -----------   -----------       -----------    -----------   -----------
    Net income                        $       539   $       176   $       989       $       626    $       958   $       953
                                      ===========   ===========   ===========       ===========    ===========   ===========

Selected Financial Ratios:

Operating earnings per share -
  basic                               $      0.31   $      0.09   $      0.30       $      0.08    $      0.36   $      0.36
Operating earnings per share -
  diluted                                    0.30          0.09          0.29              0.08           0.34          0.34
Reported earnings per share -
  basic                                      0.31          0.09          0.57              0.33           0.71          0.70
Reported earnings per share -
  diluted                                    0.30          0.09          0.55              0.33           0.67          0.67
Operating return on average equity           3.36%         1.20%         3.18%             1.04%          3.51%         3.57%
Reported earnings on average equity          3.36%         1.20%         6.07%             4.20%          6.90%         7.06%
Book value per share                  $     17.14   $     15.63   $     17.40       $     15.87    $     18.66   $     18.12
Weighted average shares outstanding
   Basic                                1,730,008     1,890,871     1,730,008         1,890,871      1,352,142     1,352,142
   Diluted                              1,802,986     1,890,871     1,802,986         1,890,871      1,425,120     1,425,120



        Notes to Summary Unaudited Pro Forma Consolidated Financial Data

(1) The pro forma financial information reflects the repurchase of 377,866 Shares at $12.75 and $14.75 per share as appropriate.
(2) The balance sheet data gives effect to the branch sale and purchase of Shares as of the balance sheet date. The income statement data give effect to the branch sale and purchase of Shares as of the beginning of each period presented.
(3) No effect has been given to the cost incurred in connection with this offer. These costs are not expected to be material and will be capitalized as part of the cost of the Shares purchased.
(4) The book value per share calculation is based on the number of shares disclosed in the balance sheet information (1,779,329 shares as of December 31, 2001, which treats 110,000 shares held in the Stock Option Trust as treasury shares on the balance sheet date).

                                      * * *

     Neither HCB Bancshares nor our Board of Directors make any recommendation whether to tender Shares to us. You should make your decision independently after consulting with your advisors.

     To assist us with this offer, we have engaged Keefe, Bruyette & Woods, Inc. to serve as the Dealer Manager and Information Agent. Representatives from this firm may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call the Information Agent/Dealer Manager toll free at (877) 298-6520.

     Unless otherwise extended, the Offer will expire at 5:00 p.m. New York City time on April 5, 2002. We again encourage you to read carefully the enclosed material.

     As always, we appreciate your interest in HCB Bancshares, Inc.

                                   HCB BANCSHARES, INC.



March 13, 2002



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